PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

6 May 2003

03 MAY 13 AM 7:21

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:


03050851

1. Two Ordinary Resolutions

2. Two Special Resolutions

3. Press Releases –
   - ***DK to publish largest photographic publishing………..***
   - ***Peachpit Press and Apple Computer Team up………***
   - ***Inside Arthur Andersen: Shifting Values……..***
   - ***Benjamin Cummings and Cold Spring Harbor…..***
   - ***AGM: Trading update***
   - ***Interactive Data Corporation reports continued……..***
   - ***Pearson Prentice Hall and Bluebolt partner……..***
   - ***Pearson and Edexcel create new organisation…..***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

p.p. Julia Casson
Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 5/29

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

25 April 2003

Financial Services Authority
FAO: UK Listing Authority
Document Disclosure
25 The North Colonnade
Canary Wharf
London
E14 5HS

Dear Sirs

I enclose two copies of two ordinary resolutions and two special resolutions which were passed today at the Annual General Meeting of Pearson plc.

Yours faithfully
PEARSON plc



Stephen Jones
Deputy Secretary

cc Luke Swanson

SAJ/DC

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2003 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the authorised ordinary share capital of the company of £293,500,000 be and is hereby increased by £1,000,000 to £294,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

....

Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2003 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 12 set out in the Notice of Meeting dated 25 March 2003, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985) up to an aggregate nominal amount of £66,807,000, such authority to expire no later than 24 April 2008 (unless previously renewed, varied or revoked by the company in general meeting), provided that:

(i) the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(ii) the authority conferred on the directors shall be in substitution for the authority conferred on the directors pursuant to resolution 9 passed at the Annual General Meeting of the company held on 26 April 2002.

....

Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2003 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the company's articles of association, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25p each in the capital of the company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares for the five business days before the purchase is made;

(iv) the authority hereby conferred shall expire on 24 July 2004, unless such authority is renewed on or prior to such date; and

(v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2003 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, the board be and is hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the said Act) for cash pursuant to the authority conferred by resolution 11 in the Notice of Meeting dated 25 March 2003 (or, if resolution 11 is not passed or does not become unconditional, pursuant to the authority conferred by resolution 9 passed at the Annual General Meeting held on 26 April 2002), as if sub-section 89(1) of the said Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,020,000;

and further, that this power shall expire no later than 24 April 2008 (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Secretary



Press releases



03 April 2003

DK to publish largest photographic publishing event in U.S. history

April 3, 2003 - New York, NY - DK Publishing, the visionary publisher of distinctive, highly visual books for adults and children, has signed an unprecedented 53-book deal with the *America 24/7* project, the largest collaborative photo project in U.S. history. The deal was brokered by agent Carol Mann; DK has world rights to the project.

The first book in the series, titled *America 24/7*, will be published in November 2003. This 320-page, large-format hardcover book will showcase the best photographs from the nationwide photo shoot and create a digital time capsule of life in America as documented by up to a million or more participants from across the United States. A true multimedia event, the publication of *America 24/7* will coincide with extensive network television coverage, a DVD documentary, traveling exhibitions of photographs and a compelling website that will allow photographers across the U.S. to submit and publish their work.

In addition, DK will publish 52 subsequent hardcover books based upon the project in September 2004 - one for each state plus one book on Washington, D.C. and one book on New York City - all to be published on the *same day*. This unprecedented schedule marks the largest number of titles ever published simultaneously by a trade book publisher. As with the national volume, the publication of the state books will be accompanied by television specials, DVDs, exhibits, and websites.

"It is a herculean project, but I am thrilled that DK is the publisher" said DK Publisher Christopher Davis. "Not only does the concept of *America 24/7* fit well with our core publishing philosophy of using words and pictures to tell a story, it gives us the chance to be a player in two major publishing events."

Davis added: "Of course it is a big production challenge, both to deliver *America 24/7* in such a short timescale this year, and then the 52 subsequent titles - at least a million books! - for publication on the same day in September 2004, but with our long experience as a global publisher printing 50 million books a year in multiple languages, it is not a challenge from which we shrink. In fact, we relish it. This is the kind of publishing opportunity that generates excitement throughout a company and fuels both the creative and the commercial adrenaline."

Created by Rick Smolan and David Elliot Cohen, the innovative team behind the 1986 blockbuster *A Day in the Life of America* (the best-selling photography book ever published), *America 24/7* will utilize digital photographs taken by professional photojournalists and novices alike. "In the seventeen years since we published *A Day in the Life of America*, everything has changed," says Cohen. "The ubiquity of digital photography,

combined with affordable bandwidth and massive digital storage will allow America 24/7 to instantly receive and edit digital photographs from shooters all across the country. It creates a democracy of imagery unlike anything we dreamed of in 1986.

"The America 24/7 series is designed to be a landmark in documentary photography and the watershed event of the new digital photography age," commented project director Rick Smolan, a former *Time* and *National Geographic* photojournalist who originated the *Day in the Life* series. "We are putting out a call to discover the best digital photojournalists in America, plus new photographic talent."

In addition to the 1,000+ top photojournalists being hired by the America 24/7 team, amateur photographers from anywhere in the country will also be invited to submit their own digital photographs of American life via the project's website (america24-7.com). Ultimately, the project expects to receive submissions from up to a million or more participants across the United States to create a vivid panorama of modern American life and the myriad experiences that take place across the nation within a week.

"This amazing project is going to reveal the heart and soul of the American experience," said Chuck Lang, Senior Vice President for Publishing in DK's New York office. "*America 24/7* represents grassroots storytelling combined with the wonder of modern technology. DK is thrilled to publish the books that will capture this landmark event."

DK Publishing is the world's premier illustrated reference publisher, recognized for publishing high-quality nonfiction books in which words and pictures are closely integrated to present information with unrivalled clarity. DK publishes books on a full list of subjects for readers of all ages, including art, business, childcare, food, gardening, health, history, home, languages, parenting, pets, reference, sex, sports, and travel. Since the company's founding in the UK in 1974, DK has published more than 4000 titles. DK is a member of The Penguin Group, part of the international media company Pearson plc.

For additional information, please contact:

Cathy Melnicki, DK Publishing, 212-213-4800, cathy.melnicki@dk.com
Gina Privetere, America 24/7, 415-713-1589, gina@america24-7.com or
David Carriere, America 24/7, 415-331-6300 3#, car@america24-7.com

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08 April 2003

Peachpit Press and Apple Computer Team Up To Provide Digital Video and Audio Training

New series from Peachpit serves as the core curriculum for Apple Pro End-User certification program.

BERKELEY, Calif. - Touted as the "most comprehensive showcase of electronic media in the world," NAB 2003 (the National Association of Broadcasters' annual Las Vegas convention) will serve as the launching pad for the *Apple Pro Training Series* - a new series of digital media training titles certified by Apple Computer and published by Peachpit Press (a Pearson Education business, NYSE: PSO) with help from some of the biggest names working and teaching in the audio and video industries today.

Each of the initial titles in the new *Apple Pro Training Series* focuses on one of the powerhouse digital audio or video apps that Apple plans to showcase at April's NAB event: **Final Cut Express, Final Cut Pro, DVD Studio Pro, Logic**, and **Shake**. Whether newly released, newly updated, or newly acquired (as in the case of Logic and Shake), each of these programs represents a crucial component of any serious digital-media toolbox. And because serious tools deserve serious training, Apple is introducing a new certification program centered around these programs that use the *Apple Pro Training Series* titles as the curriculum.

Each chapter of these hands-on guides represents a complete lesson in some aspect of the software covered—with a project to complete, a review section, and exercises to reinforce the lessons. An accompanying DVD includes lesson files and, for select titles, free trial versions of the software under discussion. Whether used as a self-paced learning tool or as the approved course material for third party Apple-certified instruction, these guides will prepare all who read them to learn the software as well as to take (and pass!) Apple's certification exams. www.apple.com/software/pro/training)

For additional information about the books and a first glimpse at the products they cover, you can download Peachpit's Apple Pro Training Series booklet (which is being distributed at NAB) at http://beta.peachpit.com/forms/Apple_Pro_Booklet_download.html. Highlights of the individual books follows:

Apple Pro Training Series: Final Cut Express (ISBN: 0-321-20039-X, $44.99) . Even complete editing novices will be able to create high-quality videos with Apple's new consumer-level editing program after completing this course in a book from master trainer Diana Weynand. Available April 2003.

Apple Pro Training Series: Logic 6 (ISBN: 0-321-20040-3, $44.99) . Whether users are looking to use Logic to digitize musical compositions or create cost-effective 5.1 surround soundtracks, this training book by veteran audio producers Martin Sitter and Robert Brock will show them how. The companion DVD includes all of the project files used in the book as well as a free

trial version of Logic. Available May 2003.

Apple Pro Training Series: Final Cut Pro 4 (ISBN: 0-321-18649-4, $44.99) . In this comprehensive course, author Diana Weynand provides training in the professional editor's tool of choice, including complete coverage of all Final Cut Pro 4's new features: real-time color correction and effects, trimming and timeline improvements, and more. Available June 2003.

Apple Pro Training Series: Advanced Finishing Techniques in Final Cut Pro 4 (ISBN: 0-321-19726-7, $44.99) . This new title is targeted towards experienced filmmakers who want to skip over the Final Cut Pro basics and get right to the advanced techniques that interest them most: using mattes and filter effects, creating different "film looks," working with video scopes, and more. Written by noted documentary producer Ramy Katrib and his post-production and training company, DigitalFilm Tree. Available June 2003.

Apple Pro Training Series: Shake 3 (ISBN: 0-321-19725-9, $44.99) . Providing the first-ever comprehensive instruction for Apple's popular high-end compositing and visual effects tool, Hollywood effects wizard Marco Paolini transforms readers into one of the most in-demand professionals in Hollywood: trained Shake artists. Available June 2003.

Apple Pro Training Series: DVD Studio Pro 2 (ISBN: 0-321-18652-4, $44.99) . This course book covers everything from storyboarding and encoding audio to building, formatting, and burning the DVD. Recording master Adrian Ramseier offers everything you need to get up and running with DVD Studio Pro 2. Available June 2003.

About Peachpit Press

Berkeley-based Peachpit Press has been publishing top-notch books on the latest in graphic design, desktop publishing, multimedia, Web publishing, and general computing since 1986. Its award-winning books feature step-by-step explanations, timesaving techniques, savvy insider tips, and expert advice for computer users of all sorts. It is the home of the internationally recognized *Visual QuickStart Guide* series, New Riders *Voices that Matter* series, and is the official publishing partner of Adobe Press and Macromedia Press, among others. Peachpit Press is a company of Pearson Education, the world's largest education publisher and a Pearson (NYSE: PSO) company. Learn more at www.pearsoned.com and www.peachpit.com.

About Pearson Education

Educating 100 million people worldwide, Pearson Education is the global leader in educational and technical publishing. With such renowned brands as Pearson Prentice Hall, Pearson Longman, Pearson Addison Wesley, and many others, Pearson Education provides quality content, assessment tools and educational services in all available media, spanning the learning curve from birth through college and beyond.

Pearson Education is part of Pearson (NYSE: PSO), the international

media company. Pearson's primary operations also include the Financial Times Group and the Penguin Group.

Contact:

Kim Lombardi
Marketing Specialist
Kim@peachpit.com
800-283-9444 X123

Susan Nixon
Publicity Manager
Susan.Nixon@peachpit.com
800-571-5840 X4557

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16 April 2003

Inside Arthur Andersen: Shifting Values, Unexpected Consequences

New Book to Explore Dramatic Collapse of a Global Powerhouse. Written by four Arthur Andersen Organizational Experts

Upper Saddle River, NJ - In its 89-year history, the accounting firm of Arthur Andersen gained world-class status based on a reputation for honesty, competency, and toughness. Yet over a few short months in the autumn of 2001, that reputation unraveled and sent the once ruling firm into a tailspin of accusations and finger-pointing. The firm's so-called "culture of greed," illuminated by the media glare, was named the primary culprit for the corporation's collapse.

Is the firm's culture to blame? If so, how was it allowed to grow - inadvertently planting the seeds of its own destruction? The new book Inside Arthur Andersen: Shifting Values, Unexpected Consequences (Financial Times Prentice Hall, ISBN: 0131408968, $24.95) examines this culture in crisis and offers a remarkable inside view of the rise and fall of the accounting giant. Written by former Arthur Andersen organizational experts, the book provides insight into the business culture at the firm, why it failed, and the lessons that can be learned from its collapse.

Moving through the early years of the firm to its final days, the book details how Andersen came to be a highly integrated cultural system achieving the #1 position among the former Big Eight firms. The book documents the ways in which elements of Andersen's cultural system began to change in response to both internal and external pressures, and how these changes had unintended consequences.

Finally, the authors explore the business culture beyond Andersen from the Savings & Loan scandals to Enron, Worldcom, Sunbeam, and Waste Management, and explain why other businesses remain at risk-and what can be done about it.

Susan E. Squires, Ph.D.; Cynthia Smith, Ph.D.; Lorna McDougall, Ph.D.; and William R. Yeack
Publication Date: June 2003
Soft cover: $24.95, 224 pages
ISBN: 0131408968
Publisher: Financial Times Prentice Hall

About Financial Times Prentice Hall

Financial Times Prentice Hall is a business of Pearson Education, the global leader in integrated education publishing. Educating 100 million people worldwide, Pearson Education is

the global leader in educational publishing. With brands such as Pearson Prentice Hall, Pearson Longman, Pearson Addison Wesley, and many others, Pearson Education provides quality content, assessment tools, and educational services in all available media, spanning the learning curve from birth through college and beyond.

About Pearson Education

Pearson Education is part of Pearson (NYSE: PSO), the international media company. Pearson's primary operations also include the Financial Times Group and the Penguin Group.

Further information

Gardi Ipema Wilks
(708) 366-8389
giwilks@aol.com

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22 April 2003

Benjamin Cummings and Cold Spring Harbor Laboratory Press to Publish New Edition of a Molecular Biology Classic

Molecular Biology of the Gene fifth edition By James D. Watson, Tania A. Balker, Stephen P. Bell, Alexander Gann, Michael Levine, and Richard Losick

San Francisco, CA - Benjamin Cummings, an imprint of the world's largest educational publisher, Pearson Education, and the distinguished not-for-profit science publisher Cold Spring Harbor Laboratory Press, the publication division of Cold Spring Harbor Laboratory, will jointly publish the fifth edition of James Watson's renowned textbook Molecular Biology of the Gene in December 2003. The release of the fifth edition coincides with the 50th anniversary of the publication of the article by James Watson and Francis Crick that reported the structure of the DNA double helix.

The first edition of Dr Watson's classic text appeared in 1965. The new edition, written with five new authors, has been brought fully up to date, and incorporates insights very recently derived from genome sequencing in many organisms. The book is an authoritative and comprehensive survey of the fundamentals of molecular biology, from basic mechanisms to the elaborate role of gene regulation in embryonic development and evolution. Although updated, the twenty-one chapters of the new edition retain the distinctive and celebrated features of the original work, including introductory chapters on the history of genetics and molecular biology and an emphasis throughout on the chemical underpinnings of molecular biology.

The authors, Tania A. Baker (MIT), Stephen P. Bell (MIT), Alexander Gann (Cold Spring Laboratory), Michael Levine (UC Berkeley), Richard Losick (Harvard University), and James D. Watson (Cold Spring Laboratory), bring to this new edition award-winning teaching experience and outstanding research achievements. By revealing the intellectual framework and experimental approaches that made new discoveries in the field possible, the new edition highlights the significance of the molecular approach for all of biology. For more information about this exciting new text, please visit our online tour at www.aw.com/bc/info/watson.

About Pearson Education

Educating 100 million people worldwide, Pearson Education is the global leader in integrated educational publishing. With brands like Pearson Prentice Hall, Pearson Benjamin Cummings, Pearson Addison Wesley, Pearson Allyn & Bacon, and many others, Pearson Education provides quality content, professional development, and educational services in all available media, spanning the learning continuum from birth through college and

beyond.

Pearson Education is part of Pearson (NYSE: PSO), the international media company, whose primary operations also include the Financial Times Group and the Penguin Group. Visit www.pearsoned.com.

About Cold Spring Harbor Laboratory Press

Cold Spring Harbor Laboratory has helped shape many of the major developments in molecular biology. Now in its 113th year, the Laboratory conducts research on genetics and molecular biology in the fields of cancer, neuroscience, plant genetics, and bioinformatics. James D. Watson, Laboratory President, was awarded a Nobel Prize in 1962 for co-discovery of the double helix of DNA. Five other Nobel laureates and many other exceptional scientists and educators have worked at the Laboratory.

Since 1933, the Laboratory's goal of furthering the advance and spread of scientific knowledge and education has been assisted by publishing in a variety of media. Cold Spring Harbor Laboratory Press publishes internationally acclaimed books, manuals, journals, and electronic media in molecular biology, genetics, neurobiology, and cancer biology. Its authors are scientists and scholars worldwide, writing for college students, professional scientists, and the general public. The Press has offices in Cold Spring Harbor, San Diego, and Oxford, UK. Visit www.cshl.org for information about the Laboratory and www.cshlpress.com for information about the Press.

Further information

Kit Thompson
Pearson Education
212-782-3486
kit.thompson@pearsoned.com



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RELATED LINKS

AGM Trading Update - Printer-frie (pdf)

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25 April 2003

AGM: Trading Update

Pearson, the international media company, is today providing an update on current trading at its Annual General Meeting.

Pearson generates most of its revenues and almost all of its profits in the second half of the year. The increased economic uncertainty caused by the war in Iraq has had an impact on current trading, especially at our business newspapers, where advertising revenues have fallen significantly in recent weeks. At this stage our other businesses are progressing in line with our expectations and outperforming their markets.

The outlook for our major businesses is:

Pearson Education's profits are expected to benefit from growth in our school and college publishing businesses, reduced losses from our internet and corporate training operations and lower integration costs.

In our **School** business (27% of Pearson's total revenues in 2002) we are performing well in the major US state adoptions and we expect to grow ahead of the market this year. A number of states are finalising their budgets, which will shape the overall size of the market this year and may mean some purchases are deferred into the second half.

Our **Higher Education** business (18% of revenues) has made a good start to the year and continues to grow faster than its market. We are benefiting from a strong publishing schedule, positive enrolment trends and our lead in custom publishing and in technology.

Our **Professional** education operations (18% of revenues) are benefiting from a strong pipeline of government contracts but will be affected, as expected, by the absence of the one-off TSA contract and by the continued recession in technology publishing.

At the **FT Group** (17% of revenues), advertising revenues at our business newspapers have deteriorated significantly in the last month. Advertising revenues at the Financial Times newspaper are down 18% in the year to date and the outlook remains uncertain. If advertising continues at the levels we've seen in the year to date, FT Group profits would be lower than current market expectations but still ahead of last year.

At the **Penguin Group** (19% of revenues), profits are expected to benefit from continued progress at Dorling Kindersley and another strong publishing schedule, which this year is more heavily weighted to the second half of the year.

Pearson will report its interim results on 28 July 2003.

Note to editors:

Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 12 noon.

For more information:
Luke Swanson + 44 (0) 20 7010 2313



Press releases



29 April 2003

Interactive Data Corporation Reports Continued Strong Growth with Revenue up 11.2% and Net Income up 36.4% in First Quarter of 2003

Diluted Earnings Per Share Rise 36.7% to $0.19

BEDFORD, Mass - Interactive Data Corporation (NYSE: IDC) today announced results for the first quarter ended March 31, 2003.

Revenues increased 11.2% (or 8.6% before the effects of foreign exchange) to $99.5 million from $89.4 million for the first quarter of 2002. Net income rose 36.4% to $18.2 million, or $0.19 per diluted share, from $13.4 million, or $0.14 per diluted share, for last year's same period.

Stuart Clark, president and chief executive officer, commented "We are very pleased to announce strong results for our first quarter, particularly our very strong earnings per share performance. These results were delivered against a background of significant economic and political uncertainty that clearly had an impact on the business climate in which we operate.

"Our performance again demonstrates our ability to grow in difficult market conditions, and to successfully integrate and deliver synergies from strategic acquisitions. This quarter's results incorporate almost all the cost saving benefits envisioned from the Securities Pricing Service (SPS) acquired from Merrill Lynch on January 31, 2002. They also incorporate one month's revenue and profit contribution from the ComStock business we acquired from Standard & Poor's on February 28, 2003.

"During the quarter, all of our major business units achieved or exceeded their new sales targets but, at the same time, experienced levels of cancellations similar to last year's levels. We had hoped to see signs that the focus on cost-cutting across the industries we serve was abating, but this did not happen. In fact, we saw a small fall in discretionary data downloading revenues compared to the fourth quarter of 2002. Despite this, we continued to achieve client renewal rates in our institutionally focused businesses at the 95% plus level.

"We have made a determination to no longer report information on earnings before interest, taxes, depreciation and amortization (EBITDA). Our historical use of EBITDA as a financial measure dates from periods when we did not have positive or significant net income to report, due mostly to the non-cash amortization of goodwill, as required by accounting rules at that time. Recently, the SEC has encouraged all companies to move away from any reliance on or use of non-GAAP financial measures and to focus instead on GAAP financial measures. These efforts culminated in the new SEC rules, effective March 28, 2003, regulating the use and disclosure of non-GAAP financial measures."

Other First Quarter Operating and Financial Highlights:

-- The recently acquired ComStock business contributed $5.1 million in revenues, all for the month of March. We are off to a good start in integrating the ComStock business into Interactive Data Corporation, and this is validating our view of the sales opportunities and infrastructure savings we originally anticipated.

-- Growth across the rest of the business was driven mainly by FT

Interactive Data, where revenue growth in North America was approximately 5.5% over the comparable three-month period in 2002. Asia-Pacific also experienced single-digit growth. Europe remained our most challenging business area, with revenues having declined by just over 3% in the comparable three-month period. Much of the growth across FT Interactive Data came from sales of high value evaluated pricing services on thinly traded securities and from our Fair Value Information Service, which has now been implemented by eight mutual fund organizations.

-- CMS BondEdge revenues grew by just over 7% compared to the first quarter last year, with three new sales of the credit risk module having been achieved in the first quarter.

-- Revenues in our eSignal business were flat compared to the same quarter last year, despite an 8% growth in revenues for non-broadcast delivered core products. This growth was offset by a continued and expected decline in revenues from old broadcast-delivered products.

-- Operating expenses for the first quarter rose by $3.7 million, or 6.4% compared to the first quarter of 2002. This is the result of the inclusion of one month's costs from the ComStock business, partially offset by cost savings from last year's SPS acquisition.

-- With the acquisition of ComStock, revenues from the company's eSignal and broadcast business, which made up our retail segment, will account for less than 10% of 2003 revenues. Consequently, we will no longer report the financial results of this segment separately in our financial statements.

As of March 31, 2003, Interactive Data Corporation had no outstanding debt and had cash and cash equivalents of $71.4 million. Under our previously announced 1 million share buyback program, we repurchased 100,000 shares during the quarter at an average price of $13.30 per share, for a total buyback of 200,000 shares since the inception of this most recent repurchase program in August 2002.

2003 Outlook

We previously gave guidance for our 2003 financial results as 18-21% revenue growth and 15-19% earnings per share growth. Given the significant cost cutting pressures that we expect will continue to impact the industries we serve, we currently believe that we are most likely to achieve revenue growth on the lower end of the range and earnings per share growth in the middle to higher end of the range. We reaffirm the 2003 effective tax rate guidance of 38% to 39%. We also continue to expect our 2003 capital expenditures to range between $21 million and $23 million. We would point out, however, that the worldwide economic recession and political conditions, including the war with Iraq, have had an adverse impact on the financial markets that we serve. Consequently, if such conditions or their impacts worsen, our view of the company's 2003 outlook could change.

Conference Call Information

Interactive Data Corporation's management will conduct a conference call Tuesday, April 29th, at 11:00 a.m. Eastern Time to discuss the first quarter 2003 results and additional matters. The dial-in number for the call is 703-736-7226; no access code is required. Investors and interested parties may also listen to the call via a live web broadcast available through the Investor Relations section of the company's web site at www.interactivedatacorp.com and through www.StreetEvents.com. To listen, please register and download audio software at the site at least 15 minutes prior to the call. A replay will be available on both web sites shortly after the call. In addition, a telephone replay will be available from April 29 at 2:00 p.m. through Tuesday, May 6, 2003. The

replay can be accessed by dialing 703-925-2533 or 888-266-2081, passcode #6471552.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe-harbor created by such Act. These statements include our statements regarding our ability to grow in difficult market conditions, our ability to successfully integrate and deliver synergies from strategic acquisitions, the anticipated sales opportunities and infrastructure savings we expect from the ComStock acquisition, expected revenue growth or declines, and all other statements discussing future financial conditions, results or projections, including those appearing under the heading "2003 Outlook". These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than the company's and their strategic response to the company's services and products; (ii) changes in technology, which could affect the competitiveness of the company's products and services; (iii) maintaining relationships with key suppliers and providers of market data; (iv) a continuing decline in activity levels in the securities markets, which could lower demand for the company's products and services; (v) the impact of the difficult worldwide economic conditions and political conditions, including the war with Iraq, on the financial markets and the industries we serve; (vi) the impact of cost cutting pressures across the industries we serve; (vii) consolidation of financial services, both within an industry and across industries, which could lower demand for the company's products and services; (viii) a prolonged outage at one of the company's data centers; (ix) the ability of the company to broaden its subscriber base; (x) difficulty or unexpected complications the company may experience integrating or operating the ComStock business; (xi) ComStock revenues may materialize at lower than expected levels; (xii) a decline in market acceptance of the company's products or the potential obsolescence of the company's services due to the introduction of new technologies; and (xiii) the failure of one or more new business initiatives. The company undertakes no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. The company links to most of the world's best-known financial service and software companies for trading, analysis, portfolio management, and valuation.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of Interactive Data Corporation.

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands except per share data)

Three Months Ended March

PEARSON ABOUT US INVESTORS MEDIA PEOPLE COMMUNITY

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01 May 2003

Pearson Prentice Hall and BlueBolt Partner to Enhance Design Study

Upper Saddle River, NJ - Pearson Prentice Hall announces a licensing agreement with BlueBolt, Inc., premier provider online design tools for students and design professionals in the commercial interiors industry. Pearson Prentice Hall is a business of Pearson Education, the world's leading educational publisher (NYSE: PSO). Pearson Prentice Hall offers design curriculum covering interior design, fashion, and textiles through its Careers, Health, Education and Technology division.

This unique relationship will enable students using Prentice Hall's design textbooks and companion Web sites to tap into the multi-functional resources of BlueBolt's innovative online interior design system. BlueBolt, developed by experts from the interiors industry and computer-aided design, combines an extensive product library with a powerful search engine. Students can explore and choose from more than 60,000 commercial interior finish products from 53 leading brands. They can also easily obtain complete, accurate product specifications; explore color-true product imagery; create and save digital design boards; and even order samples online.

"Using BlueBolt's online system resulted in professional compositions," says Associate Professor Jane Kucko of Texas Christian University, in Fort Worth, TX. She notes that next semester her students will be using BlueBolt to study performance characteristics of fabrics and finishes and will also utilize the application for specification information.

BlueBolt boasts the industry's only online library of standardized product specifications and color-accurate imagery for commercial interior finish materials. Used at more than 125 design schools across the country, it will now be available to students and educators in conjunction with Prentice Hall's suite of design textbooks and companion Web sites, as well as by individual subscription.

"Partnering with Prentice Hall directly connects BlueBolt to the interior design curriculum and significantly expands our reach by placing BlueBolt for Education in college bookstores," commented Lori Eichel, founder and executive vice president of BlueBolt. "Education is a top priority for BlueBolt: the design students of today are the design professionals of tomorrow."

About Pearson Education

Educating 100 million people worldwide, Pearson Education is the global leader in educational publishing. With such renowned brands as Pearson Prentice Hall, Pearson Longman, Pearson Addison Wesley, and many others, Pearson Education provides

quality content, assessment tools and educational services in all available media, spanning the learning curve from birth through college and beyond.

Pearson Education is part of Pearson (NYSE: PSO), the international media company. Pearson's primary operations also include the Financial Times Group and the Penguin Group.

About BlueBolt Inc.

Founded in 1999, BlueBolt Inc. creates interior design web applications for the commercial interiors industry. The company's current product offering pairs BlueBolt's dynamic database of standardized specifications and color-accurate imagery of interior finishes with design features like digital sample boards. Available on the web at www.bluebolt.com, BlueBolt is being rapidly adopted by design professionals, educators, and students. To learn more, please visit www.bluebolt.com, or call (800) 845-2511. BlueBolt Inc. is a member of the Autodesk Developers Network.

Further information

Pearson Prentice Hall
Contact: Kit Thompson
Pearson Education
212-782-3486
kit.thompson@pearsoned.com

BlueBolt
Contact: Michelle Moore
BlueBolt, Inc.
919-865-2606
michelle@bluebolt.com



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01 May 2003

Pearson and Edexcel create new organisation to modernise exam marking and processing

Pearson, the world's leading education company, and Edexcel, one of the UK's leading examining and awarding bodies, today announce an agreement to modernise examination marking and processing in the UK.

Under the terms of the agreement a new organisation, London Qualifications, will take responsibility for all Edexcel's existing courses and qualifications including GCSEs, GCE A and AS levels, GNVQs, NVQs and BTEC Higher National Certificates and Diplomas. Pearson will own 75% of London Qualifications and the Edexcel Foundation will own the remaining 25%. Pearson plans a multi-million pound investment programme over the next five years through London Qualifications to introduce a technology-based approach to marking and processing examinations.

The Qualifications and Curriculum Authority has accredited and will regulate London Qualifications, which will make no changes to the current Edexcel processes until the 2003 summer examinations cycle is complete, to ensure full continuity of service.

London Qualifications will be led by Martin Cross, the former Director General of the OCR examinations board, as Chairman and John Kerr, the current Chief Executive of Edexcel, as Chief Executive. Edexcel's 800 employees will transfer to London Qualifications. Garry Hawkes, who will be the Vice-Chair of London Qualifications, will remain as Chairman of the Edexcel Foundation which will continue to operate as a charitable organisation providing grants to the education sector with a particular focus on vocational education and training.

Over the past 50 years, Pearson has developed a technology-based approach to marking and processing examinations which is used extensively in the US and around the world. In this process every completed examination paper - whether it contains multiple choice or essay-type questions - can be scanned, made available to markers on screen and stored electronically. This enables examination papers to be marked and results to be reported faster, more reliably and more securely than in a traditional paper-based process.

London Qualifications now plans to implement this approach in the UK over the next five years and the potential benefits to schools and students include:

- **Quality**: Examinations can be marked by two or more examiners simultaneously, enabling the awarding body to monitor marking accuracy in real time.
- **Security**: Examination papers are stored electronically, reducing the risk of lost papers.
- **Transparency**: Individual examination papers are tracked through the reporting process and marked scripts can be returned to candidates and teachers.

- **Speed**: The process can reduce the time required to mark and process examinations and publish the results.

Martin Cross, Chairman of London Qualifications, said:
"The creation of London Qualifications provides a real opportunity for a step-change improvement to our examination processes. We are determined to grasp that opportunity for the benefit of students, teachers and parents."

Edexcel's Chief Executive, John Kerr, said:
"The examinations system has been under intense pressure for some time. We have proved we can cope with this, but coping isn't good enough. If we are to deliver the quality and standards of service that teachers, students and parents deserve, we need investment, skills and technology that we cannot deliver alone. With its commitment to education, its testing experience and its proven technology, Pearson is the obvious partner and this agreement enables us to modernise our processes and ensure continuity."

Clive Hay-Smith, President of Pearson Assessments and Testing, said:
"Edexcel has recognised the need for significant investment in technology and new processes and we are delighted to make this long-term commitment to UK education. The UK's world-class qualifications deserve world-class examination processes and through this partnership with Edexcel we are determined to play our part in realising that vision."

Further information

Pearson	Luke Swanson 020 7010 2313
Edexcel	Frank Wingate 020 7758 5508 or 5509

Notes to editors

- Any school, teacher or student with questions about the new organisation can visit http://www.edexcel.org.uk/ or call our dedicated customer information line on 0870 2409800

- The Board of London Qualifications will have the following members:

Martin Cross	Chair, Police Promotions Examinations Board Former Director General, OCR
John Kerr	Chief Executive, Edexcel
Garry Hawkes	Chairman, Edexcel Foundation
Dennis Stevenson	Chairman, Pearson; Chairman HBOS
David Bell	Director for People, Pearson; Chairman, the FT Group
Clive Hay-Smith	President and CEO, Pearson Assessments & Testing
Stephen Mullarkey	Director of Finance & Company Secretary, Edexcel
Martyn Leese	Managing Director, Pearson Assessments &

	Testing (UK)
Rosemary Gray	Principal, Walsall College of Arts & Technology
Stephen Grix	Corporate Director - Education, Tower Hamlets
Chris Husbands	Professor of Education, University of Warwick

About Edexcel

Edexcel develops a range of academic and vocational qualifications, preparing course specifications, assessing, examining and providing quality control of qualifications and certifying achievement. It was formed in 1996 through the merger of the Business and Technology Education Council (BTEC), the UK's leading provider of vocational qualifications, and the University of London Examinations and Assessment Council (ULEAC), one of the major GCSE and GCE examining bodies.

In 2002, more than 4,000 schools, 450 further education colleges, 80 higher education institutes and 800 employers ran Edexcel courses. These accounted for 3.5 million exam entries and registrations, and 4.6 million papers, that were processed and marked by 15,000 examiners and moderators. Edexcel employs approximately 800 permanent staff and up to 1,000 temporary staff in peak processing periods.

Edexcel is a registered charity. In 2001 it reported an operating loss of £7 million on sales of £92 million.

For more information, visit www.edexcel.org.uk .

About Pearson

Pearson is an international media company with market-leading businesses in consumer publishing (The Penguin Group), business information (The Financial Times Group) and education (Pearson Education).

Pearson Education accounts for about two-thirds of Pearson's annual sales (of £4.3 billion in 2002) and is the world leader in educational publishing, testing and technology. Every year:

- One in three schoolchildren in the US study reading and maths with one of our programmes;
- We publish 2,500 new higher education textbooks;
- 40 million people learn English as a second language through our Longman imprint;
- 40,000 schools use our software to manage their timetables, run their accounts and monitor the educational

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